NEVSTAR CORPORATION
123 Chuangye Road, Haizhou District
Fuxin City, Liaoning Province, PRC 123000
(86 418) 399 5066

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about April 7, 2008 to the holders of record at the close of business on March 30, 2008 (the "Record Date") of common stock, par value $0.01 per share ("Common Stock") of Nevstar Corporation, a Nevada corporation (the "Company"), in connection with the change of control and composition of the Board of Directors of the Company (the "Board of Directors") as contemplated by a Share Exchange Agreement (the "Share Exchange Agreement"), dated as of March 31, 2008, by and among the Company, Dollar Come Investments Limited, a British Virgin Islands company ("Dollar Come") and the shareholders of Dollar Come (the "Shareholders"). The transactions contemplated by the Share Exchange Agreement were consummated on March 31, 2008 (the "Closing Date"). Except as otherwise indicated by the context, references in this Information Statement to "Company," "we," "us," or "our" are references to Nevstar Corporation.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

A copy of the Share Exchange Agreement has been filed with the Securities and Exchange Commission ("SEC") as Exhibit 2.1 to a Current Report on Form 8-K that was filed on March 31, 2008.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY'S
SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On March 31, 2008, we entered into the Share Exchange Agreement with Dollar Come, pursuant to which we acquired all of the issued and outstanding shares of the capital stock of Dollar Come in exchange for 23,751,710 shares of our Common Stock, representing in the aggregate approximately 95% of the issued and outstanding equity interest and voting rights of the Company. As of the Record Date, there were approximately 25,001,800 shares of our Common Stock outstanding. Holders of shares of Common Stock are entitled to one vote per share on all matters for which the stockholders are entitled to vote. The signing of the Share Exchange Agreement and the transactions contemplated thereby resulted in a change of control of the Company.

On the Closing Date, Mr. Timothy Halter submitted his resignation from our Board of Directors and appointed Mr. Lihui Song, the Chief Executive Officer of Dollar Come, to our Board of Directors. Mr. Song's appointment was effective on the Closing Date, while Mr. Halter's resignation will become effective on the 10th day following the mailing of this Information Statement to our stockholders (the "Effective Date").

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, do not hold any position with the Company nor have been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person's involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock immediately before and after the closing of the transactions contemplated by the Share Exchange Agreement by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of our officers and directors; and (iii) all of our officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of 123 Chuangye Road, Haizhou District, Fuxin City, Liaoning Province, PRC 123000.

	Before Closing of the Share		After Closing of the Share
	Exchange Agreement		Exchange Agreement
	Amount and		Amount and
	Nature of		Nature of
Name & Address of Beneficial	Beneficial	Percent of	Beneficial	Percent of
Owner(1)	Ownership	Class(2)	Ownership	Class(3)
Directors and Officers
Timothy P. Halter (4)	1,066,511	85.31%	1,066,511	4.27%
12890 Hill Top Road
Argyle, TX 76226

Lihui Song	0	*	0	*
Qiang Hao	0	*	0	*
All officers and directors as a group (3	0	85.31%	1,066,511	4.27%
persons named above)
5% Securities Holder
Money Victory Limited	0	*	15,438,612	61.75%

Lin Tan(5)	0	*	15,438,612	61.75%

Win-Win Global Investments Inc.	0	*	7,125,513	28.5%
Yan Tan(6)	0	*	5,700,410	22.8%

Hong Tan (7)	0	*	1,425,103	5.7%

* Less than 1%

1Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

2As of the Record Date, a total of 1,250,090 shares of our Common Stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

3As of March 31, 2008, a total of 25,001,800 shares of our common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

4 Includes 1,066,511 shares held by Halter Financial Investments, L.P. ("HFI"). HFI is a Texas limited partnership of which Halter Financial Investments GP, LLC, a Texas limited liability company ("HFI GP"), is the sole general partner. The limited partners of HFI are: (i) TPH Capital, L.P., a Texas limited partnership of which TPH Capital GP, LLC, a Texas limited liability company ("TPH GP"), is the general partner and Timothy P. Halter is the sole member of TPH GP; (ii) Bellfield Capital, L.P., a Texas limited partnership of which Bellfield Capital Management, LLC, a Texas limited liability company ("Bellfield LLC"), is the sole general partner and David Brigante is the sole member of Bellfield LLC; (iii) Colhurst Capital LP, a Texas limited partnership of which Colhurst Capital GP, LLC, a Texas limited liability company ("Colhurst LLC"), is the general partner and George L. Diamond is the sole member of Colhurst LLC; and (iv) Rivergreen Capital, LLC, a Texas limited liability company ("Rivergreen LLC"), of which Marat Rosenberg is the sole member. As a result, each of the foregoing persons may be deemed to be a beneficial owner of the shares held of record by HFI.

5Includes 15,438,612 shares held by Money Victory Limited, a BVI corporation, for which Ms. Lin Tan is deemed to be the sole beneficial owner:

6Includes 5,700,410 shares held by Win-Win Global Investments, Inc., a BVI corporation, for which Ms. Yan Tan is deemed to be the 80% beneficial owner.

7Includes 1,425,103 shares held by Win-Win Global Investments, Inc., a BVI corporation, for which Ms. Hong Tan is deemed to be the 20% beneficial owner.

Changes in Control

There are currently no arrangements which may result in a change in control of the Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Share Exchange Agreement, our Board of Directors consisted of one sole director, Timothy Halter, who was elected to serve until his successor is duly elected and qualified or until the next annual meeting of our stockholders. Mr. Halter has submitted a letter of resignation and Mr. Lihui Song has been appointed to our Board of Directors. Mr. Song's appointment was effective on the Closing Date, while Mr. Halter's resignation will become effective on the Effective Date. On the Closing Date, our Board of Directors also appointed the new executive officers as listed below.

The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

Name	Age	Position
Timothy Halter	41	CEO, President and Chairman(1)
Lihui Song	45	Chairman, CEO & President
Qiang Hao	39	Chief Financial Officer, Treasurer and Secretary

1Former CEO, President and Chairman prior to March 31, 2008 and current director until the Effective Date.

Timothy Halter

Mr. Halter has been our Chairman of the Broad of Directors, President, Chief Financial Officer and Secretary since October 2005. On March 31, 2008, Mr. Halter resigned from all offices he held with us. On the same date, Mr. Halter submitted his resignation as our sole director, which will become effective upon the 10th day following the mailing of an information statement complying with Rule 14f-1 of the Securities Exchange Act. Since 1995, Mr. Halter has been the President and the sole stockholder of Halter Financial Group, Inc., a Texas based consulting firm specializing in the area of mergers, acquisitions and corporate finance. He currently serves as a director of DXP Enterprise, Inc., a public corporation (Nasdaq: DXPE), Marketing Acquisition Corp., a Nevada corporation, BTHC VIII, Inc. BTHC X, Inc., BTHC XIV, Inc., and BTHC XV, Inc., each a Delaware corporation.

Lihui Song

Mr. Song has been our Chief Executive Officer, President and Chairman of our board since March 31, 2008. From 2004 to July 2007, Mr. Song served as the Chairman of Fuxin Hengrui Technology Co. Ltd. ("Fuxing Hengrui"), the wholly owned subsidiary of Dollar Come. Since December 28, 2005, he served as Chief Executive Officer at Fuxin Hengrui. In 2006, he was the Chairman and CEO of Hong Kong Dollar Come Investment Limited, the holding company of Fuxin Hengrui. In 2002, he established Fuxin Guangya High Technology Co. Ltd, the predecessor of Fuxin Hengrui, and served as its Chairman and General Manager. During his tenure, Mr. Song established a 500-ton float glass production line with an investment of RMB230 million. From 1984 to 2002, Mr. Song was working for Fuxin Glass Company as assistant engineer, engineer, senior engineer, deputy manager, and manager. He has been named "Young Expert Contributing to Local Development" by Fuxin City. Mr. Song earned his Bachelor's Degree in silicate material from Liaoning Light Industry Institute in 1984.

Qiang Hao

Mr. Hao has been our Chief Financial Officer, treasurer and secretary since March 31, 2008. He has been Chief Financial Officer of Fuxin Hengrui since December 2005. Mr. Hao has 15 years of accounting experience. He obtained his mid-level accounting certificate in 1994, tax accountant certificate in 1998, advanced accounting certificate in 2001. He has been a CPA since 2000. Mr. Hao has extensive experience in accounting and auditing. Mr. Hao earned his Bachelor's Degree in accounting from Dongbei University of Finance and Economics in 1992.

Except as noted above, there are no other agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in "Transactions with Related Persons," none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

The following includes a summary of transactions since the beginning of the 2006 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under "Executive Compensation"). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions.

Between August and December 2006, Fuxin Hengrui made five purchases of coal water mixture from Tianyuan, Fuxin Hengrui's subsidiary, with a total amount of $1.2 million. In 2006, Fuxin Hengrui received $18,840 for rent from Tianyuan. The rent was estimated based on market value.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal years ended June 30, 2005, 2006 and 2007, we have determined that our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term "independent" is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year 2007, our Board of Directors did not meet. We did not hold an annual meeting in 2007.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committee performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, the our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate's character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Stockholder Communications

Our Board of Directors does not currently provide a process for stockholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for stockholder communications in the future.

EXECUTIVE COMPENSATION

Summary Compensation Table— Fiscal Years Ended December 31, 2004, 2005 and 2006

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000.

						Non-
						Equity	Non-
						Incentive	qualified
				Stock	Option	Plan	Deferred	All Other
Name and	Year	Salary	Bonus	Awards	Awards	Compensation	Compensation	Compensation	Total
Principal Position		($)	($)	($)	($)	Earnings	Earnings	($)	($)
						($)	($)

Lihui Song,	2006	46,152	N/A	N/A	N/A	N/A	N/A	N/A	46,152
Chairman,
President and CEO	2005	38,000	N/A	N/A	N/A	N/A	N/A	7600	45,600
(1)
	2004	30,000	N/A	N/A	N/A	N/A	N/A	6000	36,000

Qiang Hao, Chief	2006	19,230	N/A	N/A	N/A	N/A	N/A	N/A	19,230
Financial Officer,
Treasurer and	2005	666	N/A	N/A	N/A	N/A	N/A	N/A	666
Secretary (2)
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Tim Halter,	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Chairman,
President and CEO	2005	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
(3)
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1) On March 31 2008, Nevstar acquired Dollar Come in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Song became the Chief Executive Officer, President and Chairman of Nevstar. Prior to the effective date of the reverse acquisition, Mr. Song served at Fuxin Hengrui as the Chief Executive Officer.

(2) On March 31 2008, Nevstar acquired Dollar Come in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Hao became the Chief Financial Officer, Treasurer and Secretary of Nevstar. Prior to the effective date of the reverse acquisition, Mr. Hao served at Fuxin Hengrui as the Chief Financial Officer.

(3) Timothy P. Halter tendered his resignation to Nevstar upon the closing of the reverse acquisition of Dollar Come on March 31, 2008. Mr. Halter resigned from all offices he held with Nevstar on March 31, 2008 and his resignation from his position as our director will become effective on the Effective Date.

Employment Agreements

Our subsidiary Fuxin Hengrui has employment agreements with the following executive officers.

Lihui Song, our CEO, President and Secretary's employment agreement became effective as of December 28, 2005 Mr. Song is an employee-at-will and received $45,600 and $46,152 for 2005 and 2006 respectively.

Qiang Hao, our CFO's employment agreement became effective as of December 10, 2005 Mr. Hao is an employee-at-will and received $666 and $19,230 for 2005 and 2006 respectively.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers received any equity awards, including, options, restricted stock or other equity incentives during the fiscal year ended December 31, 2007.

Compensation of Directors

During the 2006 and 2007 fiscal years, no member of our Board of Directors received any compensation for his services as a director.